United States securities and exchange commission logo





                             November 30, 2022

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 8 to
Draft Registration Statement on Form S-1
                                                            Submitted November
22, 2022
                                                            CIK No. 0001852131

       Dear Heather Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Submission No. 8 on Form S-1 submitted November 22, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       87

   1. Please identify the customers that account for 10% or more of revenue during the periods presented. Refer to
Item 101(c)(1)(i) of Regulation S-K which sets forth the standard for disclosure of customer
dependence. If the agreements or contracts with these customers are material, file them
as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
       Unaudited Condensed Combined Financial Statements of Nextracker
       7. Commitments and contingencies, page F-49

   2. Your disclosure now states the case with ATI was settled on June 15, 2022. Please
 Heather Childress
Nextracker Inc.
November 30, 2022
Page 2
      reconcile this with the date disclosed in Note 9 on page F-29.
       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameHeather Childress
                                                           Division of
Corporation Finance
Comapany NameNextracker Inc.
                                                           Office of
Manufacturing
November 30, 2022 Page 2
cc:       Lindsey A. Smith
FirstName LastName